Exhibit 99.1

No. 26/07

IAMGOLD THIRD QUARTER RESULTS RELEASE – NOVEMBER 13, 2007

Toronto, Ontario, October 12, 2007 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) will release third quarter financial results before the market opens on Tuesday November 13, 2007.

A conference call will be held on Tuesday November 13, 2007 at 11:00 a.m. (EDT) to discuss these results.  A webcast of the conference call will be available through the Company’s website – www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-800-733-7571 or 416-644-3414

A replay of this conference call will be available from 2:00 p.m. November 13 to November 20, 2007.  Access this replay by dialing:

North America toll-free: 1-877-289-8525 or 416-640-1917, passcode: 21247871#

A replay will also be available on IAMGOLD’s website.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com.  All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.